Consent of Independent Auditors

We consent to the reference to our firm under the caption "Independent auditors" and to the use of our report dated February 4, 1999 in the Post-Effective Amendment Number 44 to Registration Statement Number 2-55252 on Form S-1 and related prospectus of IDS Certificate Company for the registration of its Series D-1 Investment Certificate.

Our audits also included the financial statements schedules of IDS Certificate Company listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the management of the IDS Certificate Company. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.




/s/ Ernst & Young LLP
Minneapolis, Minnesota
March 11, 1999